FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Verastem, Inc.
215 First Street, Suite 440
Cambridge, MA 02142
Attn: Robert Forrester
Chief Operating Officer
617-252-9300

December 8, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Verastem, Inc.
Registration Statement on Form S-1
File Number 333-177677

Ladies and Gentlemen:

On behalf of Verastem, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 15 contained in the letter dated November 30, 2011 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission to Christoph Westphal, M.D., Ph.D., the Company’s Chief Executive Officer, with respect to the Registration Statement referenced above.  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

15.                                 We will evaluate the valuations of your common stock and option issuances when an IPO price has been determined.

Rule 83 Confidential Treatment Request by Verastem, Inc.

Request #1

Response:                                        To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the

Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement).  This indicative price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Verastem, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Robert Forrester, Chief Operating Officer, Verastem, Inc., 215 First Street, Suite 440, Cambridge, MA 02142, before it permits any disclosure of the bracketed information in Request #1 (Response No. 15).

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement an additional list of significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“On                         , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $       per share.  In comparison, our estimate of the fair value of our common stock was $1.52 per share as of September 30, 2011.  We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. Specifically, we believe that the difference between the fair value of our common stock as of September

30, 2011 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•                  in November 2011, we sold 9.1 million shares of series C preferred stock at $2.25 per share for an aggregate purchase price of $20.4 million;

•                  in November 2011, we acquired the exclusive, worldwide license to develop, make, use and sell compounds and products covered by the licensed patent rights from Poniard Pharmaceuticals, Inc., including VS-4718 and VS 5095;

•                  we filed a registration statement with the Securities and Exchange Commission and are preparing to launch a roadshow for this offering;

•                  upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock; and

•                  we initiated IND-enabling toxicology studies for VS-507 and progressed the preclinical development of VS-4718 and VS-5095.

*              *              *

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888.  Thank you for your assistance.

Very truly yours,

/s/ Brian. A. Johnson
Brian A. Johnson